------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to
              Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================

1. Name and Address of Reporting Person*

   France Telecom S.A.
--------------------------------------------------------------------------------

   (Last)               (First)                 (Middle)

   6 Place D'Alleray
--------------------------------------------------------------------------------

                                    (Street)

    Paris                France                 75505 Cedex 15
--------------------------------------------------------------------------------

   (City)               (State)                 (Zip)

================================================================================

2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (FON)
   Sprint Corporation (PCS)
================================================================================

3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
================================================================================

4. Statement for Month/Year

   02/00
================================================================================

5. If Amendment, Date of Original (Month/Year)

================================================================================

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

================================================================================

7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ]   Form filed by one Reporting Person
   [   ]   Form filed by more than one Reporting Person
================================================================================

          Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================



                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
FON Common                                                                    FON Common
Stock-             1 for 1   N/A      N/A       N/A           N/A      N/A    Stock-    N/A       N/A   87,254,875 **   D     N/A
Series 3                                                                      Series 1
----------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                                    PCS Common
Stock-             1 for 1  02/04/00  J*  V    28,000,016 (A) N/A      N/A    Stock-   28,000,016 N/A   56,000,032 **   D     N/A
Series 3                                                                      Series 1
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

=================================================================================================================================

Explanation of Responses:

* Sprint Corporation ("Sprint") announced a two-for-one stock split of its PCS Common Stock in the form of a dividend payable in shares of PCS Common Stock of Sprint. A comparable dividend was announced on the Class A Common Stock of Sprint. New shares were issued on February 4, 2000 to holders of record on January 14, 2000. Accordingly, France Telecom S.A. ("FT") received (i) 6,441,007 shares of PCS Common Stock-Series 3 of Sprint in respect of the 6,441,007 shares of PCS Common Stock-Series 3 of Sprint owned by FT and (ii) 21,559,009 shares of PCS Common Stock-Series 3 of Sprint in respect of the 43,118,018 shares of Class A Common Stock of Sprint owned by FT.

** FT and Deutsche Telekom ("DT") may be deemed members of a group. FT holds 43,118,018 shares of Class A Common Stock, 44,136,857 shares of FON Common Stock-Series 3 and 34,441,023 shares of PCS Common Stock-Series 3 of Sprint and DT holds through its wholly-owned subsidiary, NAB Nordamerika Beteiligungs Holding GmbH, 43,118,018 shares of Class A Common Stock, 35,813,331 shares of PCS Common Stock-Series 3 and 44,464,179 shares of FON Common Stock-Series 3 of Sprint. FT disclaims beneficial ownership of shares held by DT for reporting purposes on this Form 4. Each share of Class A Common Stock of Sprint can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series 1) of Sprint. Each share of PCS Common Stock-Series 3 and FON Common Stock-Series 3 of Sprint can be converted in certain circumstances into one share of PCS Common Stock-Series 1 and FON Common Stock-Series 1, respectively, of Sprint.

                                                          FRANCE TELECOM S.A.



                     BY: /s/ Jean-Louis Vinciguerra           3/20/00
                         -----------------------------      ----------

                          Name: Jean-Louis Vinciguerra

                          Title: Senior Executive Vice-President

                         **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).